EXHIBIT 99.3
THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS DOCUMENT IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR SHARES IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT INVOLVING TRIZEC CANADA INC. AND ITS SHAREHOLDERS
LETTER OF TRANSMITTAL
AND ELECTION FORM
with respect to Subordinate Voting Shares
and Multiple Voting Shares of
TRIZEC CANADA INC.
pursuant to its proposed Plan of Arrangement
        This letter of transmittal and election form (the “Letter of Transmittal”) is for use by holders (“Shareholders”) of subordinate voting shares and multiple voting shares (“Shares”) of Trizec Canada Inc. (“Trizec Canada”) in connection with the proposed plan of arrangement (the “Arrangement”) involving Trizec Canada, its shareholders and a Nova Scotia unlimited liability company to be formed and which will be an affiliate of Brookfield Properties Corporation (“Newco”) (failing which 4162862 Canada Limited, a corporation affiliated with Brookfield Properties Corporation, will replace such company), that is being submitted for approval at the special meeting of the Shareholders to be held on September 12, 2006 (the “Meeting”). Shareholders are referred to the notice of special meeting of the Shareholders and management information circular (the “Circular”) dated August 8, 2006 accompanying this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular.
      This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany any certificates representing Shares which are deposited in connection with the Arrangement.
      The effective date of the Arrangement is currently expected to be on or about October 4 or 5, 2006 (the “Effective Date”). In order for Shareholders to be eligible to receive the Arrangement Consideration for their Shares, Shareholders are required to deposit the certificates representing such Shares with the Depositary. On the Effective Date, the Shares deposited will be exchanged for the right to receive the Arrangement Consideration. The Arrangement Consideration will be paid in U.S. dollars.
      An Eligible Person may elect in this Letter of Transmittal to dispose of Shares to Trizec Canada under the Arrangement if it returns to the Depositary a properly completed and signed Letter of Transmittal reflecting its election, together with accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006. Shareholders should carefully review the provisions of the Circular concerning income tax matters to determine whether they should make this election, and should consult their own tax advisors in this regard. TO ENSURE AN ELECTION IS EFFECTIVE, ELECTING SHAREHOLDERS ARE STRONGLY URGED TO RETURN THEIR LETTER OF TRANSMITTAL BY SEPTEMBER 29, 2006. SHAREHOLDERS WHO DO NOT RETURN A PROPERLY COMPLETED AND SIGNED LETTER OF TRANSMITTAL REFLECTING SUCH ELECTION, TOGETHER WITH ACCOMPANYING SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS BY SUCH DATE WILL NOT BE TREATED AS CERTIFYING SHAREHOLDERS UNDER THE ARRANGEMENT.
      The Depositary, our proxy solicitor, Kingsdale Shareholder Services Inc. (see back page of this document for addresses and telephone numbers), your broker or other financial or professional advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Shares pursuant to the Arrangement and whose Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares pursuant to the Arrangement.
      Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided herein. If you are a U.S. Shareholder, you must also complete the Substitute Form W-9 set forth herein (See Instruction 7, “U.S. Shareholders and Substitute Form W-9”).

Please read the Circular and the instructions set forth herein carefully before completing this Letter of Transmittal.

TO:	TRIZEC CANADA INC.

AND TO:	4162862 CANADA LIMITED (provided that, upon the designation of Newco in connection with the Arrangement, Newco shall be substituted for 4162862 Canada Limited without any further act or formality)

AND TO:	CIBC MELLON TRUST COMPANY (the “Depositary”) at its office set out herein
In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby surrenders to you the enclosed certificate(s) representing Shares, the details of which are the following:

Number of Shares
Certificate Number(s)	Name(s) in which Registered	Represented by Certificate	Number of Shares Deposited*

Total:

* If you are an Eligible Person electing to dispose of Shares to Trizec Canada pursuant to the Arrangement, unless otherwise indicated the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited. If you are not electing dispose of Shares to Trizec Canada pursuant to the Arrangement, unless otherwise indicated the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited, plus the fractional Subordinate Voting Shares issued to you as a capital gains dividend pursuant to the Arrangement.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)
      The undersigned hereby transmits herewith the certificate(s) described above for cancellation on the Effective Date.
      Shareholders that are Eligible Persons, that have duly elected in this Letter of Transmittal to dispose of their Shares to Trizec Canada and who return to the Depositary a properly completed and signed Letter of Transmittal reflecting their election to be so treated, together with accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006 will, in accordance with the Arrangement, have such Shares acquired for cancellation by Trizec Canada in exchange for payment of the Arrangement Consideration to which they are entitled as soon as practicable after the Effective Date. Shareholders who do not return a properly completed and signed Letter of Transmittal reflecting such election, together with the accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006 will not dispose of their Shares to Trizec Canada under the Arrangement.
      Shareholders who do not elect to dispose of their Shares to Trizec Canada and who forward to the Depositary a properly completed and signed Letter of Transmittal, together with accompanying Share certificates and all other required documents, prior to the Effective Date will be forwarded the Arrangement Consideration to which they are entitled as soon as practicable after the Effective Date. Shareholders who deposit properly completed and signed Letters of Transmittal, together with accompanying Share certificates and all other required documents, on or after the Effective Date will be forwarded the Arrangement Consideration to which they are entitled as soon as practicable after the date of receipt by the Depositary of the relevant Letter of Transmittal and accompanying Share certificates and all other required documents.
      Pursuant to the Arrangement, Trizec Canada will pay all Shareholders who do not dispose of their Shares to Trizec Canada a capital gains dividend which will be satisfied by the issuance in respect of each outstanding Share of a fractional Subordinate Voting Share. Such fractional Subordinate Voting Shares will not be certificated and each outstanding Share certificate after the issuance of the share dividend will be deemed to represent the applicable Shares along with the applicable fractional Subordinate Voting Shares attributable to such Shares. For purposes of completing this Letter of Transmittal, a Shareholder that is not electing to dispose of its Shares to Trizec Canada pursuant to the Arrangement should identify the number of Shares deposited based on the number of Shares identified on the face of the applicable certificate(s) being deposited and should not adjust the number of Shares deposited to take into account the share dividend. Adjustment for the share dividend will be made by Trizec Canada and the Depositary.

      The undersigned represents and warrants that: (i) the undersigned is(are) the sole owner(s) of the deposited Shares and all rights and benefits arising from the Shares and has(ve) full power and authority to execute this Letter of Transmittal and deposit the Shares; (ii) the deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Shares to any person; (iii) the deposit of the deposited Shares complies with applicable laws; (iv) the deposited Shares are free and clear of any liens, restrictions, charges, encumbrances, claims and rights of others; and (v) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing delivered to the Depositary by no later than 5:00 p.m. (Toronto time) on the second Business Day preceding the date of the Meeting, the signatory will not, prior to such time, transfer or permit to be transferred any of the Shares being deposited. These representations and warranties shall survive the completion of the Arrangement.
      Except with respect to any proxy deposited regarding the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Shares being deposited, other than as granted in this Letter of Transmittal. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Shares.
      The undersigned covenants under the terms of this Letter of Transmittal to execute, upon request of Trizec Canada or Newco, any additional documents, transfers and other assurances as may be necessary or desirable to duly complete the deposit of the deposited Shares and acknowledges that all authority herein conferred or agreed to be conferred is, to the greatest extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the greatest extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.
      The Depositary will act as the agent of the undersigned for the purposes of transmitting payment to the undersigned, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares in connection with the Arrangement. Settlement with each holder of deposited Shares will be made by the Depositary by forwarding a cheque representing the cash to which such holder of deposited Shares is entitled.
      Cheques will be payable in U.S. funds. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, a cheque will be issued in the name of the registered holder of the deposited Shares covered by this Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by indicating so in the appropriate box of this Letter of Transmittal, the cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the depositing Shareholder as shown on the register of Shareholders maintained by Trizec Canada or its transfer agent. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Trizec Canada, Newco and the Depositary reserve the right to withhold amounts in respect of withholdings taxes, where required by law.
      If the Arrangement is terminated for any reason, the enclosed certificates and all other ancillary documents will be returned forthwith to the undersigned by first-class mail in the name of and to the address specified by the undersigned in Box B of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Trizec Canada or its transfer agent.
      By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, telle qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

CERTIFYING SHAREHOLDER ELECTION
Each Shareholder that is an Eligible Person or that holds Shares on behalf of a beneficial holder that is an Eligible Person may elect to have all or part of its Shares acquired by Trizec Canada for cancellation under the Arrangement. For information with respect to this election, see “Principal Canadian Federal Income Tax Considerations” and “Principal U.S. Federal Income Tax Considerations” in the Circular. If an election is not made, or is not properly made, the undersigned will not be treated as disposing of Shares to Trizec Canada pursuant to the Arrangement.
☐ By checking this box the undersigned certifies that it is an Eligible Person or holds Shares on behalf of a beneficial holder that is an Eligible Person and has elected to dispose of Shares to Trizec Canada under the Arrangement.
Each Certifying Shareholder so electing must complete one of the following two elections by checking the appropriate box and filling in the number of Shares, if applicable:
☐ The certification and election is made with respect to all Shares held by the undersigned.
OR
☐ The certification and election is made with respect to (specify number of shares)                             Shares held by the undersigned.
“Eligible Person” means any of (i) a registered or beneficial shareholder that acquired Shares on or after September 26, 2005 that is (v) a corporation resident in Canada for purposes of the Tax Act; (w) a corporation that holds its Shares in the course of a business carried on in Canada; (x) a “life insurer” as defined in subsection 248(1) of the Tax Act; (y) a partnership of which a corporation, partnership or trust is a member; or (z) a trust of which a corporation, partnership or trust is a beneficiary and (ii) a registered or beneficial shareholder that is (u) an individual citizen or resident of the U.S., (v) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (w) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (x) a trust (A) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, (y) a person that is subject to U.S. tax on dividends from the Trizec Canada Shares as income earned in connection with the conduct of a U.S. trade or business, or (z) a partnership that has a person described in clause (ii) of this definition as a member.

SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.
BOX A
REGISTRATION AND PAYMENT
INSTRUCTIONS
      ISSUE A CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
BOX B
DELIVERY INSTRUCTIONS
      SEND CHEQUE (Unless Box “C” is checked) TO:
(please print or type)
☐ Same as address in Box A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
BOX C
SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY. (Check box)
BOX D
U.S. SHAREHOLDERS
A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

SHAREHOLDER SIGNATURE
By signing below, the Shareholder expressly agrees to the terms and conditions set forth herein.

Signature guaranteed by (if required under Instruction 3):	Date: --------------------, 2006.

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint Shareholders (if required)	Date: ------------------------------, 2006.

Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service	Part 1 — Please provide your name in the box at right.

Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

	Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Payer’s Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name Business Name Please Check Appropriate box ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other Address City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me) and
(2) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. person ---------------------------------------------------------------------------------------------------------------- Date ----------------------------------------------------------------------------------------------------------------------, 2006.

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.
CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER
     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature

 Date _____________________, 2006.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	It is recommended that this Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, covering the Shares deposited in connection with the Arrangement, in either case with the signature(s) guaranteed if required in Instruction 3 below, together with accompanying certificates representing the deposited Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal be received by the Depositary at the office specified on the back cover page at or prior to 5:00 p.m. (Toronto time) on September 29, 2006. Eligible Persons who elect in this Letter of Transmittal to be Certifying Shareholders and dispose of Shares to Trizec Canada pursuant to the Arrangement must return to the Depositary this properly completed and signed Letter of Transmittal reflecting their election, together with the accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006. Shareholders who do not return a properly completed and signed Letter of Transmittal reflecting such election, together with the accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006 will not dispose of Shares to Trizec Canada pursuant to the Arrangement.

(b)	Pursuant to the Arrangement, Trizec Canada will pay Shareholders that do not dispose of their Shares to Trizec Canada pursuant to the Arrangement a capital gains dividend which will be satisfied by the issuance in respect of each outstanding Share of a fractional Subordinate Voting Share. Such fractional Subordinate Voting Shares will not be certificated and each outstanding Share certificate after the issuance of the share dividend will be deemed to represent the applicable Shares along with the applicable fractional Subordinate Voting Shares attributable to such Shares. For purposes of completing this Letter of Transmittal, a Shareholder that is not electing to dispose of its Shares to Trizec Canada pursuant to the Arrangement should identify the number of Shares deposited based on the number of Shares identified on the face of the applicable certificate(s) being deposited and should not adjust the number of Shares deposited to take into account the share dividend. Adjustment for the share dividend will be made by Trizec Canada and the Depositary.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares, is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the required date to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Shares by the Depositary.

(d)	Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares.

2.	Signatures
      No signature guarantee is required on this Letter of Transmittal if:

(a)	this Letter of Transmittal is signed by the registered owner(s) of the Shares exactly as the name of the registered holder appears on the Share certificate deposited herewith, and the cash payable pursuant to the Arrangement, is to be delivered directly to such registered holder, or

(b)	Shares are deposited for the account of an Eligible Institution.
      In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the cash payable is to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner(s) appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.
      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks or trust companies in the United States.

3.	Guarantee of Signatures
      If this Letter of Transmittal is signed by a person other than the registered owner(s) of the deposited Shares, or if the deposited Shares not acquired are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Trizec Canada or if payment is to be issued in the name of a person other than the registered owner(s) of the deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations
      Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity (in each case, an “Authorized Representative”), such person should so indicate when signing and this Letter of Transmittal should be accompanied by satisfactory evidence of the authority to act. Trizec Canada, Newco or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.	Election to be Treated as a Certifying Shareholder and Dispose of Shares to Trizec Canada
      Shareholders validly depositing Shares pursuant to this Letter of Transmittal will, upon the completion of the Arrangement, receive the Arrangement Consideration pursuant to the Arrangement for such Shares. In the case of Certifying Shareholders electing to dispose of Shares to Trizec Canada pursuant to the Arrangement, validly deposited Shares will be acquired by Trizec Canada for cancellation in exchange for the Arrangement Consideration. In the case of remaining Shareholders that have validly deposited their Shares pursuant to this Letter of Transmittal, Trizec Canada will pay a capital gains dividend to be satisfied by the issuance of fractional Subordinate Voting Shares with respect to such remaining Shares and an affiliate of Brookfield Properties Corporation will acquire such Shares, together with any share dividend associated with such Shares, for the Arrangement Consideration, which Arrangement Consideration is the aggregate consideration in respect of each Share and the fractional Share issued in connection with such Share. Shareholders are urged to read the Circular in its entirety for further information.
      In order to validly make an election to dispose of Shares to Trizec Canada pursuant to the Arrangement, any Shareholder depositing Shares pursuant to this Letter of Transmittal must certify that it or a beneficial holder on whose behalf it holds Shares is an Eligible Person. Eligible Persons who elect in this Letter of Transmittal to dispose of Shares to Trizec Canada pursuant to the Arrangement must return to the Depositary this properly completed and signed Letter of Transmittal reflecting their election, together with the accompanying Share certificates and all other required documents, no later than 5:00 p.m. (Toronto time) on September 29, 2006. Shareholders who do not return a properly completed and signed Letter of Transmittal reflecting such election, together with the accompanying Share certificates, no later than 5:00 p.m. (Toronto time) on September 29, 2006 will not dispose of Shares to Trizec Canada pursuant to the Arrangement.

6.	Delivery Instructions
      If any cheque is to be sent to someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any cheque issued in exchange for Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Trizec Canada. Any cheque mailed in accordance with the Arrangement and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	U.S. Shareholders and Substitute Form W-9
      United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Shares must provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder.
      To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), and (2) that the holder is a U.S. person (including a U.S. resident alien).

      Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.
      If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
      If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the IRS.
      If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.
      A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT.

8.	Currency of Payment
      All cash payable under the Arrangement will be denominated in U.S. dollars.

9.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	The Arrangement will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from or in connection with the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(d)	Trizec Canada has retained Kingsdale Shareholder Services Inc. as its proxy solicitor. For further information, see the contact information appearing at the end of this Letter of Transmittal. Trizec Canada will not pay fees or commissions to brokers or dealers for soliciting deposits of Shares pursuant to the Arrangement.

(e)	Before completing this Letter of Transmittal, you are strongly urged to read the accompanying Circular in its entirety.

(f)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Shares deposited pursuant to the Arrangement will be determined by Trizec Canada in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Trizec Canada reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Trizec Canada reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of Trizec Canada, the Depositary, or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Trizec Canada’s interpretation of the terms and conditions of the Arrangement, Circular and this Letter of Transmittal will be final and binding.

(g)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address listed below.

10.	Lost Certificates
      If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss to the Depositary. The Depositary will provide instructions regarding the deposit of the Shares evidenced by such certificate. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary may contact you.

11.	Assistance
      THE DEPOSITARY, OUR PROXY SOLICITOR, KINGSDALE SHAREHOLDER SERVICES INC. (SEE BACK COVER PAGE FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR BROKER, INVESTMENT DEALER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number for the Payee (You)
To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give The Taxpayer
For This Type of Account:		Identification

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose name you furnish.

(2)	Circle the minor’s name.

(3)	You must show your individual name but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.
Obtaining a Number
If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.
Payees Exempt from Backup Withholding
Payees specifically exempted from withholding include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)	An international organization or any agency or instrumentality thereof.

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.
Payees exempt from backup withholding also include:

(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(v)	A trust exempt from tax under Section 664 or described in Section 4947.
Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.
PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.
Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Depositary for the Arrangement is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Canada	199 Bay Street Commerce Court West, Securities Level Toronto, ON M5L 1G9 Canada
Telephone: (416) 643-5500
Toll Free: (800) 387-0825
E-Mail: inquiries@cibcmellon.ca
The Proxy Solicitor for the Arrangement is:
Kingsdale Shareholder Services Inc.
Toll Free: 1-866-381-4104
E-Mail: info@kingsdaleshareholder.com
      Any questions or requests for assistance or additional copies of the Circular or this Letter of Transmittal may be directed by holders of Shares to the Depositary at the telephone number and location set out above. You may also contact Kingsdale Shareholder Services Inc., your broker, investment dealer, commercial bank, trust company, lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.